April 10, 2007

Mr. Paul Cline

Senior Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re: Comment letter dated March 20, 2007 regarding Sterling Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 (File No. 000-20750)

VIA EDGAR

Dear Mr. Cline:

I am writing in response to your letter dated March 20, 2007, setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2006 (File No. 000-20750) for Sterling Bancshares, Inc. (the “Company”). For your convenience, we have reproduced the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Consolidated Statements of Cash Flows, page F-6

1.	We note the significance of total loans sold from your held for investment portfolio compared to loans identified as held for sale and sold in 2006 and 2005. Please address the following comments:

a.	Please revise to disclose how your policy for identifying loans as held for investment and held for sale consistent with paragraph 8a of SOP 01-6 and paragraphs 4 and 6 of SFAS 65.

b.	Please revise to disclose facts and circumstances resulting in the sale of loans held for investment.

c.	Please revise to disaggregate the reported gain/loss on loan sales in the statements of cash flows to separately disclose the amounts related to loans held for investment and loans held for sale.

Response:

The Company will expand the proposed revised disclosures for accounting policies and gains/losses on sales of loans held for sale and held for investment classifications in future filings as follows:

“Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported in the balance sheet as loans held for investment stated at the principal amount outstanding adjusted for charge-offs, the allowance for loan losses, deferred fees or costs and unamortized premiums or discounts. Loans are classified as held for sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the ability to do so. The classification may be made upon origination or subsequent to the origination or purchase. Once a decision has been made to sell loans not previously classified as held for sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or fair value.”

“As part of the Company’s ongoing loan portfolio management, $121.2 million of performing commercial real estate loans acquired for investment purposes were transferred to held for sale classification during 2006. During 2006, the Company sold $79.2 million of loans that were originally acquired as held for investment resulting in net gains of $410 thousand. These loans were sold as part of the Company’s ongoing management of the size, concentrations and risk profile of the loan portfolio.”

Note 12—Derivative Financial Instruments, page F-24

2.	We note you entered into an interest swap in June 2003 that is designated as a fair-value hedge that qualifies for the “short-cut” method of accounting. Please tell us:

•	the nature and terms of the interest swap and the hedged item;

•	if the hedged item is trust preferred securities, please indicate if there is a deferral option; and,

•	how you determined the transaction met the criteria of paragraph 68 of SFAS 133 to qualify for the short-cut method of accounting.

Response:

The Company has no hedges of its trust preferred securities as of December 31, 2006.

In June 2003, we entered into an interest rate swap agreement with a notional amount of $50 million in which the Company swapped the fixed rate to a floating rate. Under the terms of the swap agreement, we receive a fixed coupon rate of 7.375% and pay a variable interest rate equal to the three-month LIBOR that is reset on a quarterly basis, plus 3.62%. This swap is designated as a fair-value hedge of the Company’s $50 million subordinated notes. These subordinated notes bear interest at a fixed rate of 7.375% and mature on April 15, 2013. Interest payments are due semi-annually. The subordinated notes may not be redeemed or called prior to their maturity. Please refer to footnotes 10 and 12 on pages F-23 and F-24, respectively, of the Company’s 2006 consolidated financial statements for further discussion of the Company’s subordinated debt and derivative activity.

Under SFAS 133, paragraph 68, an entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap if all of the applicable conditions are met. The Company met all of the applicable criteria for a fair value hedge as follows:

a.	The swap notional amount of $50 million matches the principal amount of the $50 million subordinated debt being hedged;

b.	The hedging instrument is an interest swap with a fair value at the inception of the hedging relationship of zero. The formula for computing net settlements under the interest rate swap is the same for each net settlement. The fixed rate of the swap is 7.375% and is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment;

c.	The hedged subordinated notes may not be redeemed or called prior to their maturity;

d.	All other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness;

e.	The swap expires on April 15, 2013 and matches the maturity date of the hedged subordinated debt;

f.	There is no floor or cap on the variable interest rate of the swap; and

g.	The interval between repricings of the variable interest rate in the swap occurs quarterly and is frequent enough to justify an assumption that the variable payment is at a market rate.

The Company proposes to incorporate the additional disclosures discussed herein into its next Form 10-Q filing for the quarter ended March 31, 2007 and in its Form 10-K filing for the annual period ended December 31, 2007, as applicable, pending satisfactory resolution of the Staff’s comments. The Company would appreciate an opportunity to discuss this response letter with the Staff via telephone in order to further explain the responses. Please contact our Chief Financial Officer, Zach L. Wasson, at (713) 507-1297 or the undersigned at (713) 507-2670 regarding this request or if any member of the Staff has any questions concerning our responses or needs additional information.

Sincerely,

/s/ J. Downey Bridgwater

J. Downey Bridgwater

Chairman, President and Chief Executive Officer